REGENCY RESOURCES INC.

Flat 5, 11 Glouchester Avenue, Camden Town, London, England, NW17AU

 November 8, 2011

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Re:          Form 10-K for the year ended December 31, 2010
Filed March 9, 2011
Form 10-KA for the year ended December 31, 2010
Filed on October 7, 2011
Form 10-Q/A for the period ended June 30, 2011
Filed on October 24, 2011
File No. 000-53611

Attention:              Ms. Julie Sherman
Staff Accountant

Dear Ms. Sherman:

I am in receipt of your letter dated October 25, 2011 regarding the above noted filings.  It was an oversight on our part in not preparing this letter in response to your comments.   I have the following responses to make.

Form 10-K/A for the year ended December 31, 2010 filed on October 7, 2011

Certifications, Exhibit 32.1

1.           The Exhibits 31.1 and 31.2 have been amended to refer to Form 10-K/A.

2.	Exhibits 32.1 and 32.2 have been amended to refer to Form 10-K/A for the year ended December 31, 2010.

Form 10-Q/A for the period ended June 30, 2011

Item 4. Controls and Procedures, page 22

Disclosure Controls and Procedures, page 22

3.	The previous error of March 31, 2011 has been changed to June 30, 2011 as requested.

Again, I am sorry we did not submit this letter on a timely basis.

Yours very truly;
Regency Resources Inc.

“Dragan Bozanic”
Dragan Bozanic
Chief Financial Officer, Secretary and
Director

c/c	Jane C. H. Brooke – Chief Executive Officer and President